Exhibit 1.01

ITEM 1.02

Exhibit 1.01 Conflict Minerals Report.

I.                                        Introduction

HD Supply Holdings, Inc. and HD Supply, Inc. (collectively with their direct and indirect wholly-owned subsidiaries, “HD Supply” or the “Company”) comprise one of the largest industrial distributors in North America. We specialize in three distinct market sectors: Maintenance, Repair & Operations; Infrastructure & Power; and Specialty Construction. We operate through approximately 650 locations across the U.S. and seven Canadian provinces. We have more than 15,000 associates delivering localized, customer-tailored products, services and expertise. We serve approximately 500,000 customers, which include contractors, government entities, maintenance professionals, home builders and industrial businesses. Our range of end-to-end product lines and services include over one million SKUs of name-brand and proprietary-brand products as well as value-add services.

The Company does not directly manufacture products but “contracts to manufacture” based on its’ suppliers branded and generic products containing gold, tin, tungsten and tantalum (or “3TGs”).  The efforts described herein were undertaken on the exclusive and/or privately-branded products which we sourced directly or were otherwise specifically manufactured for the Company during calendar year 2014.

Certain HD Supply products contain materials or components that use tin, tantalum, tungsten and/or gold.  Generally speaking, the amount of information available globally on the traceability and sourcing of these ores is extremely limited at this time.  The Company has taken steps to identify the applicable smelters and refiners of such 3TG metals in our supply chain; however, due to the depth of the supply chain, the Company is far removed from the sources of ore from which these metals are produced and the smelters/refiners that process those ores.  The Company relies on its’ suppliers to provide information on the origin of any conflict minerals contained in components and materials supplied to us.

II.                                   Reasonable Country of Origin Inquiry (RCOI)

Direct suppliers were asked to provide answers to the Supply Chain Questionnaire adapted from the Electronic Industry Citizenship Coalition-Global e-Sustainability Initiative (“EICC-GeSI”) Conflict Minerals Common Reporting Template reflecting HD Supply’s position on the supply chain.  The EICC-GeSI Conflict Minerals Common Reporting Template was developed by several of the world’s leading consumer electronics companies and is regarded as the most common reporting tool for conflict minerals content and sourcing information worldwide.

The Company reviewed the questionnaires received for completeness and consistency of answers.  Suppliers were required to provide corrections and clarifications where needed.

As such, the Company believes the RCOI process followed was reasonably designed and performed in good faith.  However, there are inherent limitations in the information provided by third parties including but not limited to potential inaccuracies, incompleteness or falsified information despite the Company’s efforts to validate and confirm the information.

III.                              Design of Due Diligence Framework

The Company designed its’ due diligence framework to conform in all material respects with the OECD (2013), OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing. http://dx.doi.org/10.1787/9789264185050-en

IV.                               Due Diligence Measures Performed by Company

Due diligence measures performed included, but were not limited to, the following:

•                  Reports to senior management on direct suppliers’ responses to our conflict minerals information requests, including updates on monitoring and tracking corrective action and risk mitigation efforts (where applicable).

•                  Communications of the Company’s policy on Conflict Minerals to direct suppliers.

•                  Conducted awareness sessions concerning the commitments and requirements expected of our suppliers, supported by email and telephone conversations.

•                  Utilized a third party service to compare smelters and refiners identified by suppliers to the Conflict Free Smelter Initiative (“CFSI”) lists of validated conflict free and verified facilities and the U.S. Department of Commerce’s “Reporting Requirements Under Section 1502(d)(3)(C) of the Dodd-Frank Act World-Wide Conflict Mineral Processing Facilities”  (http://www.ita.doc.gov/td/forestprod/DOC-ConflictMineralReport.pdf).

•                  Developed a risk mitigation plan that allows for continued trade with a supplier during the supplier’s risk mitigation efforts.

•                  Supported the development and implementation of independent third party audits of smelter/refiner’s sourcing through the Company’s policy and procurement practices that encourage suppliers to purchase materials from audited smelters/refiners.  Additionally, the Company joined the EICC’s Conflict Free Sourcing Initiative (CFSI), which directly supports and implements third party audits of smelters/refiners.

V.                                    Product Determination

Since the Company received inconclusive data from our direct suppliers, the Company is unable to make a definitive determination about the source of the tin, tungsten, tantalum or gold in its products.  However, the Company received no information from our direct suppliers indicating that the tin, tantalum, tungsten or gold originated in the Covered Countries or came from recycled or scrap sources.

The Company identified the following smelters/refiners that have achieved a Conflict Free designation by the CFSI or third party audit program which CFSI has acknowledged as acceptable or are actively in the process of obtaining such designation.  Alternatively, the Company may have independently obtained country of origin information for the smelters/refiners listed below.

Metal	Smelter
GOLD, TIN	Mitsubishi Materials Corporation
TANTALUM	Mineração Taboca S.A.
TIN	Alpha
TIN	Cooper Santa
TIN	CV United Smelting
TIN	Empresa Metallurgica Vinto
TIN	Fenix Metals
TIN	Malaysia Smelting Corporation (MSC)
TIN	Metallo Chimique
TIN	Mineração Taboca S.A.
TIN	Minsur
TIN	Operaciones Metalurgical S.A.
TIN	PT Bangka Putra Karya
TIN	PT Belitung Industri Sejahtera
TIN	PT Bukit Timah
TIN	PT Mitra Stania Prima
TIN	PT Refined Banka Tin
TIN	PT Tambang Timah
TIN	PT Timah (Persero), Tbk
TIN	PT Tinindo Inter Nusa
TIN	Rui Da Hung
TIN	Soft Metais, Ltda.
TIN	Thaisarco
TIN	White Solder Metalurgia e Mineração Ltda.
TIN	Yunnan Tin Company Limited

Countries of origin identified are believed to be:  Angola, Argentina, Australia, Belgium, Bolivia, Brazil, Canada, Chile, China, the Democratic Republic of the Congo, Ethiopia, France, Germany, India, Indonesia, Japan, Jersey, Malaysia, Mexico, Morocco, Myanmar, Niger, Nigeria, Papua New Guinea, Peru, Philippines, Poland, Portugal, Recycle/Scrap, Russia, Rwanda, Spain, Switzerland, Taiwan, Thailand and the United States.  Covered Countries were identified only for audited smelters/refiners.

The following facilities were validated as smelters/refiners which have been audited by the CFSI, but country of origin information was not available.  The Company continues to engage with suppliers to determine the source of 3TG processed at the following facilities and to more specifically determine the mine or location of origin of the 3TG.

Metal	Smelter
TIN, TUNGSTEN	CNMC (Guangxi) PGMA Co. Ltd.
TIN	Huichang Jinshunda Tin Co. Ltd
TIN	Linwu Xianggui Smelter Co
TUNGSTEN	Golden Egret Special Alloy Co. Ltd
TUNGSTEN	Mitsubishi Materials Corporation*
TIN, GOLD	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.

*  Facility has obtained a conflict free audit status although country of origin information is not available to HD Supply.

VI.                               Product Description

The products subject to the disclosure are fasteners (including but not limited to bolts, screws and hooks), plumbing products (including but not limited to valves and motors) and hardware (including but not limited to washers, brackets and screws).

VII.                          Steps to Improve Due Diligence

The Company will continue to communicate its expectations and information requirements to direct suppliers.  The Company will continue to make inquiries to direct suppliers and undertake additional fact and risk assessments if there are relevant changes in facts or circumstances.  New suppliers will be reviewed for conflict minerals conformance during initial business reviews.  If the Company becomes aware of a supplier whose due diligence needs improvement, we will identify the need and expect the supplier to improve its performance. HD Supply also expects its suppliers to take similar measures with their suppliers to ensure alignment throughout the supply chain.

VIII.                     Independent Private Sector Audit (IPSA)

Not required for calendar year 2014.